Board of Directors                                                                                            August 31, 2004

Can/Am Autosales, Inc./

LFG International, Inc.

To Whom it May Concern:

Please accept this notification that I hereby resign as Director and Secretary/Treasurer of LFG International, Inc. (formerly Can Am Autosales, Inc.), effective August 31, 2004.  I have had no disagreement with the Board of Directors or management of LFG International, Inc. during my terms as an officer and director.

My resignation will allow the Company to appoint a new Secretary/Treasurer who has extensive knowledge of European and international financial institutions.  Thank you in advance for your courtesies.

Very truly yours,

George Giannopoulos

/s/ George Giannopoulos